UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number:  0-22704

Ship Finance International Limited
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the “Company”) dated December 4, 2007, announcing that the Company has agreed to sell its two remaining double sided suezmax tankers.

Exhibit 1

SFL – Sale of two non-double hull Suezmax tankers

Press release from Ship Finance International Limited December 4, 2007

Ship Finance International Limited (NYSE:SFL) (“Ship Finance” or the “Company”), today announced the agreement to sell its two remaining suezmax tankers with double sides but only single bottom.

Front Birch and Front Maple (both vessels built in 1991) are sold to unrelated third parties, and deliveries to the new owners are expected to take place in December and January. Net sales price is agreed to $80.0 million for the two vessels, and Ship Finance will receive a net amount of approximately $47.2 million, after compensation of approximately $32.8 million to Frontline for the termination of the current charters on the two vessels.

There are currently approximately $10.7 million in loans outstanding against the vessels, and the net cash effect to Ship Finance from the transactions is estimated to be approximately $36.5 million. The aggregate book profit is estimated to approximately $13.0 million, of which $6.6 million is expected to be recognized in 4Q 2007 and $6.4 million in 1Q 2008.

Following these sales, and excluding one vessel previously announced sold on hire/purchase terms, there will be only seven crude oil tankers without double hull remaining in our fleet. This is down from 18 vessels in 2006, and Frontline has secured profitable sub-charters for all the remaining non-double hull vessels.

The reduction of the number of vessels without double hull is in line with the Company’s strategy to focus on modern assets in various shipping and offshore segments. The cash proceeds from the sales are intended to be re-invested as equity contribution in new projects.

December 4, 2007
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Contact Persons:
Lars Solbakken: Chief Executive Officer, Ship Finance Management AS
+47 2311 4006 / +47 9119 8844

Ole B. Hjertaker: Chief Financial Officer, Ship Finance Management AS
+47 2311 4011 / +47 9014 1243

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings and announced acquisitions, Ship Finance has a fleet consisting of 71 vessels, including 35 crude oil tankers (VLCC and Suezmax), 8 oil/bulk/ore vessels, 13 container vessels, 3 dry bulk carriers, 2 jack-up drilling rigs and 7 offshore supply vessels and 3 seismic vessels. The fleet is one of the largest in the world with a total cargo capacity of more than 11 million dwt. and most of the vessels are employed on medium or long term charters.

More information can be found on the Company’s website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

   Ship Finance International Limited

Dated:  December 4, 2007                                          By:       /s/ Lars Solbakken
Name:  Lars Solbakken
Title:    Chief Executive Officer
            Ship Finance Management AS

SK 23153 0001 835319